

April 21, 2011

Via U.S. Mail and Facsimile

Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr. Yue:

We have reviewed your supplemental response letter dated April 5, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, page 31

1. We note your response to comment 12 from our letter dated December 6, 2010 where you state Pu Yue and Liang Yuejing, who are PRC citizens, incorporated JYNT to obtain special licenses and/or invest in restricted industries and now have entrusted their equity interests in JYNT to HZNT through a trust agreement. We also note your response that this is a prevailing business model for investing and operating in restricted industries. However, as we understand from other companies who use a VIE structure, this trust

arrangement is not prevalent. Please explain in detail all the business reasons for your use of the trust agreements. Further, provide a detailed analysis of the legality, validity, and effectiveness of the trust agreements considering the totality of the facts and circumstances including, but not limited to, SARFT's limitation on foreign ownership in the cable industry—identifying all rules, regulations, circulars, notices and PRC authorities involved. Also, tell us how the Trust Law of the People's Republic of China (Order of the President No.50) applies to the trust arrangements that are filed as exhibits 10.42 and 10.43 to your Form S-4/A filed on December 24, 2007.

2.   Further, tell us whether you disclosed the trust arrangements to the appropriate PRC authorities including, but not limited to, SARFT. If you did not disclose these arrangements, tell us how the PRC authorities would regard the legality, effectiveness, and validity of these arrangements, considering the totality of the facts and circumstances including, but not limited to, SARFT's restriction on foreign ownership in the cable industry and the Trust Law of the People's Republic of China (Order of the President No. 50)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

3.   Further, disclose whether you have made the PRC governmental authorities including, but not limited to, all local and national levels of SARFT aware of the trust arrangements. As before, if you did not make this disclosure, disclose how these PRC governmental authorities would regard the legality, effectiveness, and validity of these arrangements, considering the totality of the facts and circumstances including, but not limited to, SARFT's restriction on foreign ownership in the cable industry and the Trust Law of the People's Republic of China (Order of the President No. 50)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

4.   Also, we note your response to comment one from our letter dated February 14, 2011 that the trust agreements do not need to be registered. However, tell us whether a PRC court of law would find these arrangements effective considering the totality of circumstances including, but not limited to, the rules and regulations governing provision of cable television in PRC including compliance with The Measures for the Administration of Radio and Television Program Transmission Services (promulgated on July 6, 2004 by the SARFT as Decree No. 33 and effective as of August 10, 2004)—identifying all rules, regulations, circulars, notices and PRC authorities involved.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

5.   We note that Jinan Youxiantong Network Technology Co., Ltd.'s ("JYNT") financial control over its cable business is structured in two joint ventures: Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE, and Hubei Chutian, which is 49% owned by JYNT and 51% by Hubei SOE. Consequently, JYNT entered into contractual arrangements with the PRC state-owned enterprises that offered it the ability to control and consolidate the results of operations of Binzhou Broadcasting and Hubei Chutian. Please explain to us, in detail, how you analyzed ASU 2009-17 and tell us what

you expect the impact of this pronouncement will be on the consolidated financial position and results of operations.

Note 11. Non-controlling Interest, page F-24

6.   In light of the significant net losses generated by the Company and the non-controlling interests' respective 40% and 45% proportionate share of the "total economic benefits", please clarify and disclose how the Company determined the profits attributed to each of the non-controlling interests as shown on the consolidated statements of operations.

Note 14. Note Payable – Non-controlling Interest, page F-25

7.   We note your response to prior comment four from our letter dated March 22, 2011. We note that the December 31, 2009 year-end balances of both the current and long-term portions of the Hubei SOE note payable changed significantly and it appears the changes are related to the revised Hubei Framework and technical service agreements. If so, please explain why the decrease in the JYNT service charge from 11% to 6% increased the long-term portion of the Hubei SOE note payable and simultaneously decreased the short-term portion. Furthermore, if the due dates for repayment of the note payable are not contractually specified, please provide and disclose an explanation as to how the Company determines the current and long-term portions of the related party debt. Please provide a roll-forward schedule and explain the nature and character of each type of increase and decrease to the current and long-term portions of the Hubei SOE note payable.

8.   Furthermore, in light of the lack of documentation, please explain the factors the Company considered when concluding that the probability that Hubei SOE will demand repayment within one a year is remote.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director